Exhibit 99.1

Chaince Securities Engaged as Strategic Advisor to Nasdaq-Listed SKK Holdings to Drive Tokenization and Digital Asset Treasury Strategy

New York, NY, Oct. 29, 2025 (GLOBE NEWSWIRE) -- Chaince Securities, LLC (“Chaince”), a registered broker-dealer and subsidiary of Mercurity Fintech Holding Inc. (Nasdaq: MFH), today announced that it has been engaged as a strategic advisor by SKK Holdings Ltd. (“SKK Holdings”) (Nasdaq: SKK), a Cayman Islands–incorporated and Singapore-based industrial solutions and technology company.

Under this engagement, Chaince will advise SKK Holdings on digital asset treasury structuring, capital markets strategy, staking and validator node opportunities, and strategic partnership development across the blockchain and Web3 ecosystem. The collaboration reflects SKK’s forward-looking vision to integrate digital asset capabilities into its corporate strategy, enhancing capital efficiency and investor engagement.

“Tokenization is transforming how capital flows across global markets,” said Wilfred Daye, Chief Executive Officer of Chaince. “We are excited to work with SKK Holdings to design a treasury and tokenization strategy that aligns with its growth trajectory and creates long-term value for its shareholders. As a FINRA-registered broker-dealer with decades of institutional experience, we bring the regulatory knowledge and market relationships to navigate this evolving landscape.”

As a Nasdaq-listed company with operations in Singapore and Southeast Asia, SKK Holdings is focused on delivering industrial and logistics technology solutions. By working with Chaince, SKK Holdings aims to leverage blockchain infrastructure to modernize its balance sheet, improve liquidity management, and explore asset tokenization as a core strategic pillar.

This advisory engagement underscores Chaince’s role in bridging traditional finance and the digital asset economy, providing regulated capital markets advisory services to innovative issuers and public companies seeking digital asset integration.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer founded in 1982 and headquartered in New York City. The firm specializes in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince is committed to building long-term relationships and delivering tailored strategies that align with the unique goals of its clients and to support the transition to digital finance through regulated advisory platforms.

About SKK Holdings Ltd.

SKK Holdings Ltd. (Nasdaq: SKK) is a civil engineering services provider specializing in subsurface utility works in Singapore. The company is engaged in the planning, construction, and maintenance of a broad range of public works and infrastructure projects that contribute to society and the environment.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com